UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (“Report”), other than Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-255182 and 333-265000) and the registration statement on Form F-3ASR (File No. 333-264105) of Immunocore Holdings plc (the “Company”) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Presentation at 41st Annual J.P. Morgan Healthcare Conference

On Wednesday, January 11, 2023, Bahija Jallal, the Chief Executive Officer of the Company, presented at the 41st Annual J.P. Morgan Healthcare Conference. The presentation, which was webcasted, is available in the “Investors/Media” section of the Company’s website, located at www.immunocore.com. A copy of the presentation is furnished as Exhibit 99.1 and is incorporated herein by reference.

The key highlights from the presentation include the following:

•	The Company has added three new ImmTAC product candidates (targeting PRAME-A24, PRAME-A02-HLE (half-life extended), and PIWIL1) to the Company’s pipeline.
•	As of January 2023, the Company has dosed over 500 cancer patients with KIMMTRAK/tebentafusp for the treatment of metastatic uveal melanoma.
•	As of January 2023, KIMMTRAK is approved in over 30 countries, with continued global commercial expansion planned for 2023-2024.
•
The Company is starting a Phase 2/3 clinical trial to investigate the potential of tebentafusp for the treatment of advanced cutaneous melanoma. The Company estimates this expansion opportunity would be a potential addressable patient population that is 2-4 times larger than the opportunity for uveal melanoma.

•	The Company expects to report initial data from the monotherapy and combination arms of the Phase 1/2 dose escalation trial of IMC-F106C (PRAME-A02) by the first half of 2024.
•	The Company believes IMC-R117C is the first PIWIL1 targeted immunotherapy and plans to submit an investigational new drug application in the fourth quarter of 2023.
•	The Company plans to report data from the single ascending dose portion of the Phase 1 clinical trial of IMC-M113V, the Company’s ImmTAV molecule targeting the human immunodeficiency virus, in 2023.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s strategic priorities, pipeline and expansion thereof, the therapeutic potential and expected clinical benefits, of the Company’s products and product candidates, and the progress, timing, scope, expansion and results of Immunocore’s existing and planned clinical trials, including statements regarding continued global commercial expansion of KIMMTRAK, the estimated potential addressable patient population for tebentafusp for the treatment of advanced cutaneous melanoma, the timing for reporting initial data from the monotherapy and combination arms of the Phase 1/2 dose escalation trial of IMC-F106C (PRAME-A02), the Company’s belief that IMCR-R117C is the first PIWIL targeted immunotherapy, the timing for submission of an investigational new drug application for IMC-R117C, and the timing for reporting data from the single ascending dose portion of the Phase 1 clinical trial of IMC-M113V. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. SEC, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual J.P. Morgan Healthcare Conference presentation, dated January 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: January 11, 2023	By:	/s/ Bahija Jallal, Ph.D.
		Name:	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer